                                      Filed by Independence Community Bank Corp.
                           Pursuant to Rule 425 Under the Securities Act of 1933

                                    Subject Company: Staten Island Bancorp, Inc.
                                                 Commission File No.: 333-111562

      Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

      Words such as "expect," "feel," "believe," "will," "may," "anticipate," "plan," "estimate," "intend," "should," and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

      This communication is being made in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003, which was subsequently amended on January 30, 2004, containing the definitive joint proxy statement/prospectus for the stockholders of Independence and Staten Island. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on filed with the SEC, as well as other relevant material (when they become available) and any other documents filed by Independence or Staten Island with the SEC, are (or will be) available free of charge at the SEC's website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention:
Investor Relations.

                                       ###

(INDEPENDENCE COMMUNITY BANK LOGO)             (STATEN ISLAND BANCORP, INC. LOGO

                                                                   PRESS RELEASE

                   STOCKHOLDERS APPROVE MERGER OF INDEPENDENCE
              COMMUNITY BANK CORP. AND STATEN ISLAND BANCORP, INC.

             MERGER EXPECTED TO CLOSE DURING SECOND QUARTER OF 2004

         Brooklyn, New York and Staten Island, New York, March 8, 2004, --- The merger of Staten Island Bancorp, Inc. (NYSE:SIB) with and into Independence Community Bank Corp. (Nasdaq:ICBC) was approved earlier today by stockholders of both companies. Pending regulatory approvals, the merger is expected to close during the second quarter of 2004.

         Following the special meeting of Independence Community Bank Corp. stockholders held earlier today, Alan H. Fishman, President and CEO of ICBC said, "We are pleased that the stockholders of both companies have overwhelmingly approved the merger and look forward to serving our communities with the combined resources of Independence and Staten Island." Harry P. Doherty, Chairman and CEO of SIB commented, "This combination presents significant benefits for the customers and communities of both companies and I am pleased that the stockholders have approved." Following the merger, Mr. Doherty will serve as a Vice Chairman of Independence Community Bank Corp's Board of Directors.


                           -------------------------


         Independence Community Bank Corp. is the holding company for Independence Community Bank. The Bank, originally chartered in 1850, currently operates 85 branches located in the greater New York City metropolitan area, which includes the five boroughs of New York City, Nassau, Suffolk and Westchester Counties and northern New Jersey. The Bank has three key business divisions: Commercial Real Estate Lending, Consumer Banking and Business Banking and actively targets small and mid-size businesses. The Bank maintains its community orientation by offering its diverse communities a wide range of financial products and by emphasizing customer service, superior value and convenience. The Bank's web address is www.myindependence.com.

         Staten Island Bancorp, Inc. is the holding company for SI Bank & Trust. SI Bank & Trust was chartered in 1864 and currently operates 17 full service branches and three limited service branches on Staten Island, New York; three full service branches in Brooklyn, New York; and 15 full service branches in New Jersey. The Bank's web address is www.sibk.com.

                           -------------------------

         Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

         Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should", and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. These statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or the combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;(5) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (6) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

         This communication is being made in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003, which was subsequently amended on January 30, 2004, containing the definitive joint proxy statement/prospectus for the stockholders of Independence and Staten Island. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on filed with the SEC, as well as other relevant material (when they become available) and any other documents filed by Independence or Staten Island with the SEC, are (or will be) available free of charge at the SEC's website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314,
Attention: Investor Relations.

Contact:  Independence Community Bank Corp.              Staten Island Bancorp, Inc.
          Frank W. Baier                                 Donald C. Fleming
          Chief Financial Officer                        Chief Financial Officer
          (718) 923-3506                                 (718) 697-2813